TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 2, 2001

NATIONAL BANCSHARES CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

112 W. Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 682-1010

N/A
(Former name or former address, if changed since last report)

Item 5. Other Events

On October 2, 2001, National Bancshares Corporation and Peoples Financial Corporation entered into an Agreement and Plan of Merger under which National Bancshares will acquire Peoples Financial. The Agreement and Plan of Merger provides that National Bancshares will pay $12.25 in cash for each outstanding share of Peoples Financial. Peoples Financial and a to-be-formed interim subsidiary of National Bancshares will merge, with Peoples Financial as the surviving entity. Immediately thereafter, Peoples Financial will merge with and into National Bancshares. Thereafter, at a time determined by National Bancshares in its sole discretion, Peoples Federal Savings and Loan Association of Massillon, a wholly owned subsidiary of Peoples Financial, will be merged with and into First National Bank, a wholly owned subsidiary of National Bancshares.

The parties further agreed that if the merger is not consummated under certain circumstances, Peoples Financial will pay a break-up fee of $600,000 to National Bancshares.

The merger will be accounted for as a purchase and is currently expected to close in the first quarter of 2002. The Agreement and Plan of Merger has been approved by the boards of directors of each company. However, the agreement is subject to other conditions, including the approval of the stockholders of Peoples Financial and the approvals of federal regulatory authorities.

National Bancshares and Peoples Financial will be filing relevant documents concerning the merger with the Securities and Exchange Commission. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the Securities and Exchange Commission website, http://www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by National Bancshares will be available free of charge from the Secretary of National Bancshares at 112 West Market Street, Orrville, Ohio 44667, telephone (330) 682-1010. Documents filed with the Securities and Exchange Commission by Peoples Financial will be available free of charge from the Secretary of Peoples Financial at 211 Lincoln Way East, Massillon, Ohio 44646, telephone number (330) 832-7441. INVESTORS SHOULD READ THE PROXY STATEMENT OF PEOPLES FINANCIAL CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

National Bancshares and Peoples Financial and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED FROM THE RESPECTIVE COMPANIES.

This form 8-K does not constitute an offer of any securities for sale.

Reference is made to the Agreement and Plan of Merger attached as an exhibit for information concerning the terms and conditions of the proposed transaction.

Item 7. Financial statements, Pro Forma Financial Information and Exhibits

    (c)   Exhibits
             See Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undesigned hereunto duly authorized.

NATIONAL BANCSHARES CORPORATION

Date: October 2, 2001   By: / s / Charles J. Dolezal

—————————————————————
Charles J. Dolezal
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
2.1	Agreement and Plan of Merger, dated as of October 2, 2001, between National Bancshares Corporation and Peoples Financial Corporation
99.1	Press Release dated October 2, 2001, made jointly by National Bancshares Corporation and Peoples Financial Corporation

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